Filed pursuant to Rule 424(b)(3)

File No. 333-210541

United States Diesel-Heating Oil Fund, LP

Supplement 2 dated December 15, 2017

to

Prospectus dated April 28, 2017

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Diesel-Heating Oil Fund, LP (“UHN”) dated April 28, 2017, as amended by Supplement 1 dated September 5, 2017 to the Prospectus dated April 28, 2017 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

UHN is adjusting the manner in which it applies the monthly allocation convention of profits and losses for shareholders as of January 1, 2018 in conformity with applicable Treasury regulations governing the allocation of profits and losses. Accordingly, under “ADDITIONAL INFORMATION ABOUT UHN, ITS INVESTMENT OBJECTIVE AND INVESTMENTS”; “U.S. Federal Income Tax Considerations”; “U.S. Shareholders”; “Tax Consequences of Ownership of Shares”; the section entitled “Allocations of UHN’s Profit and Loss.” on page 39, is deleted in its entirety and replaced with the following:

Allocations of UHN’s Profit and Loss. Under Code section 704, the determination of a partner’s distributive share of any item of income, gain, loss, deduction or credit is governed by the applicable organizational document unless the allocation provided by such document lacks “substantial economic effect.” An allocation that lacks substantial economic effect nonetheless will be respected if it is in accordance with the partners’ interests in the partnership, determined by taking into account all facts and circumstances relating to the economic arrangements among the partners. Subject to the discussion below, concerning certain conventions to be used by UHN, allocations of UHN income pursuant to the Partnership Agreement should be considered as having substantial economic effect or as being in accordance with a shareholder’s interest in UHN.

In general, UHN applies a monthly closing-of-the-books convention in determining allocations of economic profit or loss to shareholders. Income, gain, loss and deduction are determined on a monthly “mark-to-market” basis, taking into account our accrued income and deductions and realized and unrealized gains and losses for the month. Items of taxable income, deduction, gain, loss and credit recognized by UHN for federal income tax purposes for any taxable year are allocated among holders in a manner that equitably reflects the allocation of economic profit or loss.

For any applicable period ending on or before December 31, 2017, under the monthly allocation convention used by the UHN, the investor who holds a share as of the close of business on the last trading day of the current month is treated for purposes of making allocations as if it owned the share throughout the current month regardless of when such shareholder acquired such share. For example, an investor who buys a share on April 10 of a year and sells it on May 20 of the same year will be allocated all of the tax items attributable to April (because he is deemed to hold it through the month of April) but will not be allocated any of the tax items attributable to May. The tax items attributable to that share for May will be allocated to the person who is the actual or deemed holder of the share as of the close of business on the last trading day of May.

Effective for any applicable period beginning on or after January 1, 2018, UHN intends to modify its monthly allocation convention. Under the modified monthly allocation convention for any such period, an investor who holds a share as of the close of business on the last trading day of the previous month, such investor will be treated for purposes of making allocations as if it owned the share throughout the current month even if such investor disposes of such share during the current month. For example, an investor who buys a share on April 10 of a year and sells it on May 20 of the same year will be allocated all of the tax items attributable to May (because he is deemed to hold it through the last day of May) but will not be allocated any of the tax items attributable to April. The tax items attributable to that share for April will be allocated to the person who is the actual or deemed holder of the share as of the close of business on the last trading day of March.

Under the monthly convention, an investor who purchases and sells a share during the same month, and therefore does not hold (and is not deemed to hold) the share at the close of business on the last trading day of either that month or the previous month, will receive no allocations with respect to that share for any period. Accordingly, investors may receive no allocations with respect to shares that they actually held, or may receive allocations with respect to shares attributable to periods that they did not actually hold the shares. As a result of the transition to the new monthly convention, an investor who holds shares as of the last business day of December 2017 will be treated for purposes of making allocations as if it owned the share throughout December 2017 and January 2018 regardless of when such investor acquired or sold such share and therefor will be allocated the tax items for that month, as well as the tax items for December 2017 and January 2018.

By investing in shares, a U.S. Shareholder agrees that, in the absence of new legislation, regulatory or administrative guidance, or judicial rulings to the contrary, it will file its U.S. income tax returns in a manner that is consistent with the monthly allocation convention as described above and with the IRS Schedule K-1 or any successor form provided to shareholders by the UHN.

In addition, for any month in which a Creation Basket is issued or a Redemption Basket is redeemed, UHN generally will credit or debit the “book” capital accounts of its existing shareholders with any unrealized gain or loss on UHN’s assets. The capital accounts as adjusted in this manner will be used in making tax allocations intended to account for the differences between the tax basis and fair market value of the assets of UHN at the time new shares are issued or outstanding shares are redeemed (so-called “reverse Code section 704(c) allocations”). The intended effect of these adjustments is to equitably allocate among shareholders any unrealized appreciation or depreciation in UHN’s assets existing at the time of a contribution or redemption for book and tax purposes.

UHN applies certain conventions in determining and allocating items for tax purposes in order to reduce the complexity and costs of administration. USCF believes that application of these conventions is consistent with the intent of the partnership provisions of the Code and the applicable Treasury Regulations, and that the resulting allocations will have substantial economic effect or otherwise should be respected as being in accordance with shareholders’ interests in UHN for federal income tax purposes. The Code and existing Treasury Regulations do not expressly permit adoption of these conventions although the monthly allocation convention described above is consistent with methods permitted under the applicable Treasury Regulations, as well as the legislative history for the provisions that require allocations to appropriately reflect changes in ownership interests. It is possible that the IRS could successfully challenge UHN’s allocations methods on the ground that they do not satisfy the technical requirements off the Code or Treasury Regulations, requiring a shareholder to report a greater or lesser share of items of income, gain, loss, deduction, or credit than if our method were respected. USCF is authorized to revise our allocation method to conform to any method permitted under future Treasury Regulations.

The assumptions and conventions used in making tax allocations may cause a shareholder to be allocated more or less income or loss for federal income tax purposes than its proportionate share of the economic income or loss realized by UHN during the period it held its shares. This “mismatch” between taxable and economic income or loss in some cases may be temporary, reversing itself in a later period when the shares are sold, but could be permanent.

Section 754 Election. UHN has made the election permitted by section 754 of the Code, which election is irrevocable without the consent of the Service. The effect of this election is that, in connection with secondary market sales, we adjust the purchaser’s proportionate share of the tax basis of our assets to fair market value, as reflected in the price paid for the shares, as if the purchaser had directly acquired an interest in our assets. The section 754 election is intended to eliminate disparities between a partner’s basis in its partnership interest and its share of the tax bases of the partnership’s assets, so that the partner’s allocable share of taxable gain or loss on a disposition of an asset will correspond to its share of the appreciation or depreciation in the value of the asset since it acquired its interest. Depending on the price paid for shares and the tax bases of UHN’s assets at the time of the purchase, the effect of the section 754 election on a purchaser of shares may be favorable or unfavorable. In order to make the appropriate basis adjustments in a cost-effective manner, UHN will use certain simplifying conventions and assumptions. In particular, all transfers of shares in UHN will be deemed to take place at a price (the “single monthly price”) equal to the value of such share at the end of the Business Day during the month in which the transfer takes place on which the value of a share is lowest at close of the market. Adjustments to be made under Sections 734(b) and 743(b) of the Code will be made using the same monthly convention, including by reference to the single monthly price. It is possible the IRS will successfully assert that the conventions and assumptions applied are improper and require different basis adjustments to be made, which could adversely affect some shareholders.

Under “ADDITIONAL INFORMATION ABOUT UHN, ITS INVESTMENT OBJECTIVE AND INVESTMENTS”, immediately following the section entitled “Backup Withholding” on page 45, insert the following section:

Tax Agent

The beneficial owners who are of a type, as identified by the nominee through whom their Shares are held, that do not ordinarily have U.S. federal tax return filing requirements, collectively, Certain K-1 shareholders, have designated the General Partner as their tax agent, or the Tax Agent, in dealing with the Partnership. In light of such designation and pursuant to Treasury Regulation section 1.6031(b)-1T(c), as amended from time to time, the Partnership will provide to the Tax Agent Certain K-1 shareholders’ statements as such term is defined under Treasury Regulation section 1.6031(b)-1T(a)(3), as amended from time to time.